As filed with the U.S. Securities and Exchange Commission on August 15, 2024

Securities Act File No. 333-272265

Investment Company Act File No. 811-23879

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

and

THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 2	☒

Coller Secondaries Private Equity Opportunities Fund

(Exact name of Registrant as specified in charter)

950 Third Avenue

New York, New York 10022

(212) 644-8500

(Address and telephone number, including area code, of principal executive offices)

Richard Jason Alexander Elmhirst

950 Third Avenue

New York, New York 10022

(Name and address of agent for service)

COPY TO:

Rajib Chanda

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

Nathan Somogie

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☒	immediately upon filing pursuant to Rule 462(d) under the Securities Act.

If appropriate, check the following box:

☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

☒	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-272265

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☒	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment to the Registration Statement on Form N-2 (File Nos. 333-272265 and 811-23879) of Coller Secondaries Private Equity Opportunities Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment consists only of a facing page, this explanatory note and Part C of the Registration Statement setting forth the exhibits to the Registration Statement. This Post-Effective Amendment does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Other Information

Item 25. Financial Statements and Exhibits

(1)        Financial Statements:

Part A:

(a)	Audited Consolidated Financial Statements of C-SPEF Seed Vehicle, L.P. for the period ended March 31, 2024.(4)

Part B:

(a)	Report of Independent Registered Public Accounting Firm, Statement of Assets and Liabilities, Notes to Financial Statement for the period from October 12, 2023 through November 6, 2023.(2)
(b)	Report of Independent Registered Public Accounting Firm, Statement of Assets and Liabilities, Statement of Operations and Notes to Financial Statements for the period ended March 31, 2024.(3)

(2)	Exhibits:
(a)
(1)	Certificate of Trust(1)
(2)	Certificate of Amendment to Certificate of Trust(1)
(3)	Certificate of Amendment to Certificate of Trust(2)
(4)	Declaration of Trust(2)
(5)	Amended and Restated Declaration and Agreement of Trust(2)
(6)	Second Amended and Restated Declaration and Agreement of Trust(2)
(b)	Bylaws(2)
(c)	Not applicable.
(d)	Multiple Class Plan(4)
(e)	Dividend Reinvestment Plan(4)
(f)	Not applicable.
(g)	Investment Advisory Agreement(4)
(h)	(1) Distribution Agreement(4)
(2)	Form of Dealer Agreement(2)
(3)	Distribution and Servicing Plan(4)
(i)	Not applicable.
(j)	Custody Agreement(4)
(k)	(1) Administration Agreement(4)
(2)	Transfer Agency and Service Agreement(4)
(3)	Expense Limitation Agreement(4)
(4)	Advisory Fee Waiver Agreement(4)
(l)	Opinion and Consent of Delaware Counsel(2)
(m)	Not applicable.
(n)	Consent of Independent Registered Public Accounting Firm(2)
(o)	Audited Consolidated Financial Statements of C-SPEF Seed Vehicle, L.P. for the period ended March 31, 2024(4)

(p)	(1) Form of Initial Subscription Agreement(2)
(2)	Form of Investor Subscription Agreement(2)
(q)	Not applicable
(r)	(1) Code of Ethics of Registrant(2)
(2)	Code of Ethics of Adviser(2)
(3)	Code of Ethics of Distributor(2)
(s)	Filing Fee Table(2)
(t)	Power of Attorney(2)

(1)	Incorporated herein by reference to the Registrant’s Registration Statement on Form N-2, filed on May 30, 2023.
(2)	Incorporated herein by reference to the Registrant’s Registration Statement on Form N-2 (File No. 333-272265), filed on January 22, 2024.
(3)	Incorporated herein by reference to the Registrant’s Annual Report on Form N-CSR, filed on June 7, 2024.
(4)	Filed herewith.

Item 26. Marketing Arrangements

Not applicable.

Item 27. Other Expenses of Issuance and Distribution

Not applicable.

Item 28. Persons Controlled by or Under Common Control with the Registrant

None.

Item 29. Number of Holders of Securities

As of July 31, 2024:

Title of Class	Number of Record Holders
Shares of Beneficial Ownership for Class I	70
Shares of Beneficial Ownership for Class D	0
Shares of Beneficial Ownership for Class I-2	0

Item 30. Indemnification

Reference is made to Article V of Registrant’s Second Amended and Restated Declaration and Agreement of Trust filed as Exhibit (2)(a)(6) to this Registration Statement.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to the trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions or otherwise, Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by the trustees, officer or controlling person of Registrant in the successful defense of any action, suit or proceeding) is asserted by the trustees, officer or controlling person, Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

Coller Private Market Secondaries Advisors, LLC (“Adviser”) serves as the Adviser to the Registrant. For information as to any other business, profession, vocation, or employment of a substantial nature in which the Adviser, and each director, executive officer, managing member or partner of the Adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, managing member, partner or trustee, is included in its Form ADV as filed with the Securities and Exchange Commission (File No. 801-128738), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books, records and documents required pursuant to Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder will be maintained at the offices of:

Coller Private Market Secondaries Advisors, LLC, the Registrant’s investment adviser, at 950 Third Avenue, New York, NY 10022 (records relating to its functions as investment adviser).

Paralel Distributors LLC, the Registrant’s distributor, at 1700 Broadway, Suite 1850, Denver, CO 80290 (records relating to its functions as distributor).

State Street Bank and Trust Company, the Registrant’s custodian, administrator and transfer agent at 1 Congress Street, Boston, MA 02114 (records relating to its functions as custodian, administrator and transfer agent).

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.
3.	The Registrant undertakes:
(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:
(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;
(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs a(1), a(2), and a(3) of this section do not apply if the registration statement is filed pursuant to General Instruction A.2 of this Form and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

(b)	that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;
(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:
(1)	if the Registrant is relying on Rule 430B:
(A)	each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
(B)	each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or
(2)	if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;
(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;
(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
4.	The Registrant undertakes:
(a)	for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and
(b)	for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
5.	Not applicable.
6.	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the 15th day of August, 2024.

COLLER SECONDARIES PRIVATE EQUITY OPPORTUNITIES FUND

By:	/s/ Richard Jason Alexander Elmhirst
Name:	Richard Jason Alexander Elmhirst
Title:	Trustee, President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities indicated on the 15th day of August, 2024.

Signature	Title	Date

/s/ Richard Jason Alexander Elmhirst	Trustee, President and Principal Executive	August 15, 2024
Richard Jason Alexander Elmhirst	Officer

/s/ Josh Schnurman Josh Schnurman	Principal Financial Officer and Treasurer	August 15, 2024

/s/ Dominic Jerome Garcia* Dominic Jerome Garcia	Trustee	August 15, 2024

/s/ Ramone Heine* Ramone Heine	Trustee	August 15, 2024

/s/ Helen Lamb* Helen Lamb	Trustee	August 15, 2024

/s/ David Sung*	Trustee	August 15, 2024
David Sung

*By:	/s/ Radin Ahmadian
Radin Ahmadian
As Attorney-in-Fact

August 15, 2024

* Power of Attorney. The original powers of attorney authorizing Radin Ahmadian to execute the Registration Statement, and any amendments thereto, for the trustees of the Registrant on whose behalf this Amendment is filed have been executed and are incorporated by reference herein to Item 25, Exhibit (t).

Schedule of Exhibits to Form N-2

Exhibit No.	Exhibit
(d)	Multiple Class Plan
(e)	Dividend Reinvestment Plan
(g)	Investment Advisory Agreement
(h)(1)	Distribution Agreement
(h)(3)	Distribution and Servicing Plan
(j)	Custody Agreement
(k)(1)	Administration Agreement
(k)(2)	Transfer Agency and Service Agreement
(k)(3)	Expense Limitation Agreement
(k)(4)	Advisory Fee Waiver Agreement
(o)	Audited Consolidated Financial Statements of C-SPEF Seed Vehicle, L.P. for the period ended March 31, 2024